UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Bandera 84, Sixth Floor, Santiago, Chile
(Address of principal executive offices)

_____

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated December 12, 2005

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581

CCU S.A. ANNOUNCES INTERIM DIVIDEND

(Santiago, Chile, December 12, 2005) – The Board of Directors approved last Wednesday the distribution, with charge to year 2005's profits, of Interim Dividend Nº230, which amounts to Ch$30.00 per share (Ch$150.00 per ADR), totaling Ch$9,555,086,160. This dividend will be paid on January 6, 2006 and distributed among its 318,502,872 shares of record as of December 31, 2005.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized
.


Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)


/s/ Ricardo Reyes
Chief Financial Officer

Date: December 13, 2005